Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), March 28, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the sixth tranche of the common share buyback program announced on March 3, 2022 (“Sixth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
21/03/2022	8,768	189.2007	1,658,911.80	—	—	—	—	8,768	189.2007	1,658,911.80
22/03/2022	3,364	190.9389	642,318.50	—	—	—	—	3,364	190.9389	642,318.50
23/03/2022	11,806	191.0367	2,255,379.35	2,771	208.2918	577,176.58	525,422.46	14,577	190.7664	2,780,801.81
24/03/2022	6,491	191.2952	1,241,697.25	—	—	—	—	6,491	191.2952	1,241,697.25
25/03/2022	7,594	193.1730	1,466,955.60	—	—	—	—	7,594	193.1730	1,466,955.60
Total	38,023	191.0755	7,265,262.50	2,771	208.2918	577,176.58	525,422.46	40,794	190.9762	7,790,684.96

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of the Sixth Tranche of the buyback program dated March 3, 2022 till March 25, 2022, the total invested consideration has been:
•Euro 25,819,518.30 for No. 142,472 common shares purchased on the EXM
•USD 9,990,538.84 (Euro 9,133,362.89*) for No. 52,571 common shares purchased on the NYSE.

As of March 25, 2022, the Company held in treasury No. 10,623,248 common shares equal to 4.13% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until March 25, 2022, the Company has purchased a total of 5,503,530 own common shares on EXM and NYSE, excluding transactions for Sell to Cover, for a total consideration of Euro 838,373,447.74.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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